FULLCAST www.fullcast.co.jp

RECEIVED

2007 JAN -4 A 5:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 28, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

07020006

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the 14th Annual General Meeting of Shareholders (Filed on December 5, 2006)
2. Purchasing Condition Report of Treasury Stock (Filed on December 11, 2006)
   - For the reporting from November 27, 2006 to November 30, 2006
3. Notice of Operating Alliances (Filed on December 11, 2006)
4. Notice Concerning Recent Newspaper Reports (Filed on December 11, 2006)
5. [CORRECTION] Partial Correction to the Summary of Non-Consolidated Financial Statements for Fiscal Year Ended Sept. 2006 (Filed on December 18, 2006)
6. Notice of the Monthly Sales for the Term Ending September 2007 (Filed on December 18, 2006)
7. Notice of Completion of Acquisition of Own Shares (Filed on December 20, 2006)
8. Notice Concerning Acquisition of Own Shares (Filed on December 21, 2006)
9. Notice of Personal Changes (Filed on December 21, 2006)
10. Notice of Resolutions of the 14th Ordinary General Meeting of Shareholders (Filed on December 21, 2006)

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

dlw 1/4

SN-2006-16

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail: IR@fullcast.co.jp

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Director

SN-2006-16

提出日	ﾘﾌｧﾚﾝｽ No		Subject
12/28	SN-2006-16	①	Notice of the 14th Annual General Meeting of Shareholders (Filed on December 5, 2006) (第 14 期定時株主総会招集ご通知)
		②	Purchasing Condition Report of Treasury Stock (Filed on December 11, 2006) (自己株券買付状況報告書)
		③	Notice of Operating Alliances (Filed on December 11, 2006) (業務提携に関するお知らせ)
		④	Notice Concerning Recent Newspaper Reports (Filed on December 11, 2006) (新聞報道に関するお知らせ)
		⑤	[CORRECTION] Partial Correction to the Summary of Non-Consolidated Financial Statements for Fiscal Year Ended Sept. 2006 (Filed on December 18, 2006) (（訂正）平成 18 年 9 月期 個別財務諸表の概要の一部訂正について)
		⑥	Notice of the Monthly Sales for the Term Ending September 2007 (Filed on December 18, 2006) (平成 19 年 9 月期の月次業績に関するお知らせ)
		⑦	Notice of Completion of Acquisition of Own Shares (Filed on December 20, 2006) (自己株式の取得終了に関するお知らせ)
		⑧	Notice Concerning Acquisition of Own Shares (Filed on December 21, 2006) (自己株式の取得に関するお知らせ)
		⑨	Notice of Personal Changes (Filed on December 21, 2006) (人事異動に関するお知らせ)
		⑩	Notice of Resolutions of the 14th Ordinary General Meeting of Shareholders (Filed on December 21, 2006) (第14期定時株主総会決議ご通知)
12/6	SN-2006-15	①	Notice Concerning Acquisition of Own Shares (Filed on November 27, 2006) (自己株式の取得に関するお知らせ)
		②	Notice of the Monthly Sales for the Term Ending September 2007 (Filed on November 27, 2006) (平成 19 年 9 月期の月次業績に関するお知らせ)

		③	Merger with Subsidiary (Simplified Merger) (Filed on December 1, 2006) （子会社との合併（簡易合併）に関するお知らせ）
11/15	SN-2006-14	①	Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2006 (Filed on October 31, 2006) （2006 年 9 月期決算短信）
		②	Change of Representative Director (Filed on November 13, 2006) （代表取締役の異動に関するお知らせ）
		③	Partial Amendment to the Articlés of Incorporation (Filed on November 13, 2006) （定款の一部変更に関するお知らせ）
9/28	SN-2006-13	①	Notice of Organizational and Personnel Changes (Filed on September 25, 2006) （組織変更及び人事異動に関するお知らせ）
		②	Notice of Appointment of Representative Director and Chairman (Filed on September 25, 2006) （代表取締役会長就任に関するお知らせ）
9/8	SN-2006-12	①	Notice of Acquisition of Shares of Net it works, Inc. (Filed on September 7, 2006) （ネットイットワークス株式会社の株式取得に関するお知らせ）
8/1	SN-2006-11	①	Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2006 (filed on August 1, 2006)
		②	Notice of Changes in Name of Subsidiary (filed on August 1, 2006)
7/11	SN-2006-10	①	Changes in Name and Pres/Rep Director of Subsidiary (filed on July 10, 2006) （子会社の商号ならびに代表取締役社長の変更に関するお知らせ）
6/12	SN-2006-9	①	Notice of Change in Subsidiaries (New Equity Acquisition) (filed on June 12, 2006) (子会社の異動(株式の取得)に関するお知らせ)

5/11	SN-2006-8	①	Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2006 (filed on May 8, 2006) (2006年 9月期 中間決算短信)
		②	(Correction) Fullcast partially revises previously announced consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006 (filed on May 8, 2006) (2006 年 9 月期 第 1 四半期財務・業績の概況（連結）の一部訂正について)
4/25	SN-2006-7	①	Notice of Determination of Excerice Price of the Stock Options (filed on April 25, 2006) (ストックオプション(新株予約権)の行使価額等決定に関するお知らせ)
		②	Notice of Personnel Changes (filed on April 24, 2006) (人事異動に関するお知らせ)
		③	Notice of Allotment of the Stock Options (filed on April 17, 2006) (ストックオプション(新株予約権)の割当に関するお知らせ)
4/6	SN-2006-6	①	Notice of Establishment of a Joint Venture (filed on March 31, 2006)（合弁会社の設立に関するお知らせ)
3/29	SN-2006-5	①	Notice of Organizational and Personnel Changes (filed on March 27, 2006)（組織変更及び人事異動に関するお知らせ)
3/24	SN-2006-4	①	Notice of Change in Subsidiary (acquisition of stock) (filed on March 22, 2006) （子会社の異動(株式の取得)に関するお知らせ)
3/3	SN-2006-3	①	Notice of Change in Subsidiary (transfer of shares) (filed on February 27, 2006) （子会社の異動(株式の譲渡)に関するお知らせ)
2/16	SN-2006-2	①	Brief Announcement of Consolidated Financial Statement and Results for the First Quarter of the Fiscal Year Ending September 30, 2006 (filed on February 6, 2006) (平成 18 年 9月期 第 1 四半期財務・業績の概況（連結))
1/26	SN-2006-1	①	Notice of Termination of Preparations for Establishing a Bank (filed on January 23, 2006) （銀行設立準備の中止に関するお知らせ)
		②	Annual Report 2006

12/28	SN-2005-9	①	Notice of Resolution of the 13th Annual General Meeting of Shareholders (filed on December 21, 2005) (第13期提示株主総会決議通知ご通知)
		②	Notice of the 13th Annual General Meeting of Shareholders (filed on December 2, 2005) (In English summary translation) (第13期提示株主総会招集ご通知)
		③	Announcement of Organizational and Personnel Changes at Fullcast (filed on December 21, 2005) (組織変更及び人事異動に関するお知らせ)
12/15	SN-2005-8	①	Notification Concerning the Grant of Stock Option (filed on November 22, 2005) (ストックオプションの付与に関するお知らせ)
		②	Brief Announcement of Consolidated Financial Results for the Fiscal Year Ending September 2005 (filed on November 7, 2005) (2005年9月期決算短信)
		③	Extraordinary Report (filed on November 17, 2005) (In English summary translation) (臨時報告書)
		④	Announcement of Personnel Changes at Fullcast Co., Ltd. (filed on October 24, 2005) (人事異動に関するお知らせ)
		⑤	Large Shareholdings Report for the share of Fullcast Technology Co., Ltd. (filed on October 24, 2005) (In English summary translation)
12/15	SN-2005-8 (Cont.)	⑥	Shifted large Shareholdings Report for the share of Asia Pacific System Research Co., Ltd. (filed on October 5, 2005) (In English summary translation) (変更報告書 No.1)
		⑦	Large Shareholdings Report for the share of Asia Pacific System Research Co., Ltd. (filed on October 4, 2005) (In English summary translation) (大量保有報告書)
10/7	SN-2005-7	①	Notification regarding acquisition of Shares from Asia Pacific System Research (ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社の株式取得に関するお知らせ)

10/3	SN-2005-6	①	Notification concerning Asia Pacific System Research President and Representative Director sKoba to Transfer Shares to Fullcast (ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社 代表取締役木庭氏からの株式譲渡のお知らせ)
		②	Notification of Organizational and Personnel Changes at Fullcast (組織変更及び人事異動に関するお知らせ)
9/20	SN-2005-5	①	Notice of Fullcast's Consolidated Subsidiary Fullcast Technology Given Green Light for Listing on JASDAQ (連結子会社株式会社フルキャストテクノロジーの上場承認に関するお知らせ)
9/7	—	①	YEAR－END DIVIDEND INFORMATION 期末配当基準日に関する通知（ニューヨーク銀行宛て）
8/10	SN-2005-4	① ②	Brief Statements of Third Quarter Financial Results (on a consolidated basis) and Forecast (including revision of forecast) (平成 17 年 9 月期　第 3 四半期財務・業績の概要（連結）) Notice of Merger of Consolidated Subsidiaries (連結子会社の合併のお知らせ)
7/26	SN-2005-3	①	Notice of Gearing up for Launch of Banking Service (銀行設立に向けた準備の開始に関するお知らせ)
7/22	SN-2005-2	①	Notice of Comprehensive Business Alliance With Asia Pacific System Research（ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社との包括業務提携に関するお知らせ)
6/24	SN-2005-1	①	Notice of Resolutions of the Board of Meeting regarding the interim dividend payments（中間配当決議の通知）
7/22	SN-2005-2	①	Notice of Comprehensive Business Alliance With Asia Pacific System Research（ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社との包括業務提携に関するお知らせ)
6/24	SN-2005-1	①	Notice of Resolutions of the Board of Meeting regarding the interim dividend payments（中間配当決議の通知）

Security Code:4848
5 December, 2006

To Our Shareholders

2-6, Sakuragaoka-cho, Shibuya-ku, Tokyo
FULLCAST CO., LTD.
Takehito Hirano
President & CEO

NOTICE OF THE 14th ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 14th annual general meeting of shareholders.
If you are unable to attend the meeting, you can exercise your voting rights by using the enclosed voting form. Please review the accompanying information and send us via return mail the enclosed voting form by Wednesday, December 20,2006,6:30p.m., indicating your vote for or against the proposal and affixing your seal.

Meeting Details

1. Time and Date: 10:00 a.m., Thursday, 21 December, 2006
2. Place: "Planets Room" on the 6th floor of Shibuya Excel Hotel Tokyu Shibuya Mark City
   1-12-2, Dogenzaka, Shibuya-ku, Tokyo
3. Agenda:

Items to be Reported:

1. The Business Report, and the Consolidated Financial Statement as well as the Financial Statement for the 14th Business Period (from 1 October, 2005 to 30 September, 2006).

2. The Audit Report for the Consolidated Financial Statement for the 14th Business Period by Accounting Auditors and Audit Committee

Items to be Resolved:

Proposal 1: Approval of the Proposed Appropriation of the Retained Earnings for the 14th Business Period
Proposal 2: Partial amendment to the Articles of Incorporation
Proposal 3: Election of 7 (Seven) Directors
Proposal 4: Election of 2(Two) Auditors

Others:

It is possible to make one of the shareholders who has the voting right as your agent attend the meeting. However, it is required to submit something in writing which proves agency rights.

Note: If you plan to attend the meeting, please submit the enclosed voting form to the receptionist at the meeting.
In case of any changes in any matters described in the reference documents for the Meeting, such matters will be posted on the company's website(http://www.fullcast.co.jp)

Purchasing Condition Report of Treasury Stock

Fullcast Co., Ltd

Type of share <u>Common share</u>

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of November 30, 2006

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on November 27, 2006 (Period of acquisition: November 28, 2006 to December 20, 2006)		15,000	5,000,000,000
Treasury stocks acquired in the reporting month (date of acquisition)	November 30	778	216,712,000
Total	—	778	216,712,000
Total treasury stocks acquired as of the end of the reporting month		778	216,712,000
Progress in acquisition of treasury stocks (%)		5.2	4.3

2. Processing

No applicable item

3. Holdings

As of November 30, 2006

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	3,045

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Operating Alliances

Fullcast Co., Ltd. is pleased to announce that Fullcast Finance Co., Ltd., a credit company of the Fullcast Group (Head office: Shibuya-ku, Tokyo), has resolved to enter into operating alliances with Resona Bank Ltd. and Saitama Resona Bank Ltd.

Details

1. Purpose of Operating Alliances

Fullcast Finance Co., Ltd., a Fullcast Group company, has concluded an agreement with Resona Bank Ltd. and Saitama Resona Bank Ltd. with a view to commencing use of automatic teller machines (ATM) as of December 11, 2006.

These operating alliances will make it possible to use ATMs installed at Resona Bank and Saitama Resona Bank facilities to withdraw and deposit money, adding further value to the cashing services available with the ID functions that individual registered staff members of Fullcast Group enjoy. These benefits are provided as part of the welfare programs that the Fullcast Group provides for individual registered staff members, along with a wide variety of discounts.

These alliances will help prepare a superior environment for cashing services according to each individual registered staff's life needs. At the same time, supplying registered staff members with even better services can be expected to encourage the registration and employment of new staff members.

2. Profile of Alliance Partners

(1) Trade name	Resona Bank, Limited.	Saitama Resona Bank, Limited.
(2) Location	2-2-1, Bingo-machi, Chuo-ku, Osaka City	7-4-1, Tokiwa, Urawa-ku, Saitama City
(3) Representative	Masaaki Nomura, Representative Director	Kenji Kawada, Representative Director
(4) Capital	279.9 billion yen	70 billion yen

3. Details of the service

(1) Start of the service: 7:00 a.m., Monday, December 11, 2006

(2) Details of the service: Withdrawal (borrowing), deposit (repayment) and balance inquiry

(3) Business hours

(i) Withdrawal (borrowing)
7:00 - 23:00, Weekdays
7:00 - 21:00, Saturdays
8:00 - 21:00, Sundays and National Holidays

(ii) Deposit (repayment)
8:45 - 18:00, Weekdays
Not available on Saturdays, Sundays and national holidays.

(4) Charges for use		Free of charge

(5) Unit of use

Withdrawal (borrowing)		10,000 yen and above, in ten-thousand yen increments

Deposit (repayment)		1,000 yen and above, in thousand yen increments

4. Future outlook

Since the impact on Fullcast's consolidated operating results for the current fiscal year ending September 30, 2007 is expected to be minor, there is no change in the future outlook.

###

December 11, 2006

Company name: Fullcast Co., Ltd.

Representative Director, Chairman & President: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters

Telephone: +81-3-3780-9507

For Immediate Release:

Notice Concerning Recent Newspaper Reports

We wish to offer our sincere apologies to our registered staff members, clients and other stakeholders for any problems and concerns caused in relation to the issues with the dispatch of registered personnel to construction sites, as reported in newspapers on December 10, 2006.

We provide below an explanation on the details reported and our response.

As reported in the newspaper articles, registered staff members who were ostensibly dispatched to perform "cleaning and incidental operations" on August 12, 2006 were required to undertake construction work, specifically, the application of construction paste to concrete walls, and not the cleaning operations that had been understood. The Company was consequently subject to a direction for corrective action given by the Kanagawa Labor Bureau, as the incident was deemed to constitute the "dispatch of staff members for work not permitted under the Worker Dispatch Law."

We are treating this incident with the utmost seriousness, and following this direction we are making every effort to ensure the safety of our dispatched staff members by, in principle, prohibiting them from engaging in work that requires them to enter construction sites, including transportation, cleaning and other work. Moreover, to prevent any instance in which registered staff members are engaged in illegal work, we have set up a toll-free number at the Staff Support Center and we are improving our safety management system for dispatched staff members. We are maintaining close contact with the clients to whom we dispatch staff members, to ensure that we fully understand the work being outsourced by our clients. We also intend to take all possible measures to ensure that similar problems do not recur in the future.

Again, we express our sincere apologies for any problems caused in relation to this matter.

* Incidentally, some newspaper articles reported that the Company was subject to "administrative guidance on corrective action." In fact, the term should be, "direction for corrective action."

###

December 18, 2006

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

[CORRECTION] Partial Correction to the Summary of Non-Consolidated Financial Statements for Fiscal Year Ended Sept. 2006

The Summary of Non-Consolidated Financial Statements for Fiscal Year Ended Sept. 2006, which was published on October 31, 2006, contained an error. This error is corrected below.

The correction is underlined.

Details

1. Summary of Non-Consolidated Financial Statements for Fiscal Year Ended Sept. 2006

6. Financial Statements and Others

(1) Financial Statements

4) Statements of Shareholders' Equity

Fiscal year ended September 2006 (from October 1, 2005 to September 30, 2006)

[Before Correction] (Thousand yen)

	Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2006	79,520	79,520	<u>11,936,850</u>

[After Correction] (Thousand yen)

	Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2006	79,520	79,520	<u>11,936,580</u>

###

Company name: Fullcast Co., Ltd.
Representative Director, Chairman & President: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177										
Accumulative	8,949	18,125										
Year on Year	136.8%	135.9%										
Rate of progress	7.7%	15.6%										

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007, namely 116,000 million yen, expressed as a percentage.

Summary

In November monthly results, the Spot Business remained robust with sales of 5,065 million yen, up 36.2% year on year. As a result, consolidated net sales increased 34.9% year on year to 9,177 million yen.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

Company name:	Fullcast Co., Ltd.
Representative Director, Chairman & President:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact:	Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice of Completion of Acquisition of Own Shares

(Acquisition of Own Shares pursuant to Article 165, Paragraph 2 of the Corporation Law)

Fullcast Co., Ltd. is pleased to announce that the company has acquired its own shares pursuant to the provisions of Article 156, which is applicable in accordance with Article 165, Paragraph 3 of the Corporation Law.

Fullcast Co., Ltd. also announces that the acquisition of its own shares pursuant to a resolution of a meeting of the Board of Directors held on November 27, 2006 and in accordance with the above provisions has been completed.

Details

1. Types of shares acquired:	Shares of common stock of the company
2. Period of acquisition:	From November 28, 2006 to December 20, 2006
3. Total number of shares acquired:	6,765 shares
4. Total acquisition cost:	¥1,918,806,000
5. Method of acquisition:	Acquisition through the Tokyo Stock Exchange

(Reference 1)
Details of the resolution of the Board of Directors concerning the acquisition of the Company's own shares held on November 27, 2006

Types of shares to be acquired: Shares of common stock of the company

Total number of shares to be acquired: up to 15,000 shares

Total acquisition cost: up to ¥5,000,000,000

Period of acquisition: From November 28, 2006 to December 20, 2006

(Reference 2)
Total number of own shares as of December 20, 2006

Total number of shares already issued (excluding own shares): 266,932 shares

Number of own shares: 9,032 shares

###

December 21, 2006

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact:	*Yasushi Kamiguchi,* Managing Director, Chief Administrative Officer
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice Concerning Acquisition of Own Shares

(Acquisition of Own Shares pursuant to Article 165, Paragraph 2 of the Corporation Law)

You are hereby noticed that at the meeting of the Board of Directors held on December 21, 2006, Fullcast Co., Ltd. resolved that it will acquire its own shares pursuant to Article 156 of the Corporation Law that applies in place of Article 165, paragraph 3 of the said Law.

Details

1. Reason for the acquisition of its own shares:
The company will acquire its own shares to enable more flexible financial policies.

2. Details of acquisition

1) Types of shares to be acquired:	Shares of common stock of the company
2) Total number of shares to be acquired:	up to 10,000 shares (% of the number of shares already issued: 3.26%)
3) Total acquisition cost:	up to ¥3,000,000,000
4) Period of acquisition:	*From December 22, 2006 to September 30, 2007*

(Reference)
Total number of own shares as of December 21, 2006

Total number of shares already issued (excluding own shares): 266,932 shares

Number of own shares: 9,032 shares

###

December 21, 2006

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Personal Changes

Fullcast Co., Ltd. announces that one director and one auditor were appointed and two directors and one auditor retired with the expiration of the term of office at the ordinary general meeting of shareholders for the 14th accounting term held today. Moreover, the following personnel changes were resolved at a meeting of the Board of Directors held after the ordinary general meeting of shareholders.

1. Effective December 21, 2006

New title	Name	Former title
Chairman and Chief Executive Officer	Takehito Hirano	Chairman & President, Chief Executive Officer
President and Chief Operating Officer	Hiroyuki Urushizaki	Director and Executive Officer assigned to President, Chief Operating Officer
Auditor	Mitsuo Sakai	—
(Retirement)	Shoji Tanzawa	Managing Director
(Retirement)	Tsutomu Okada	Managing Director
(Retirement)	Yutaka Onda	Auditor

* Mr. Mitsuo Sakai is the outside auditor provided under Item 16 of Article 2 of the Corporation Law.

2. Effective January 1, 2007

New title	Name	Former title
Managing Director and Chief Administrative Officer	Yasushi Kamiguchi	Managing Director and Chief Administrative Officer (concurrently) Personnel Department Manager
Personnel Department Manager	Toru Neya	(Joined the Company)

###

December 21, 2006

TO OUR SHAREHOLDERS:

Fullcast Co., Ltd.
2-6 Sakuragaoka-cho, Shibuya-ku, Tokyo

Takehito Hirano
Chairman and Chief Executive Officer

Notice of Resolutions of the 14th Ordinary General Meeting of Shareholders

Fullcast Co., Ltd. announced today that the following reports and resolutions were made at the Company's Ordinary General Meeting of Shareholders for the 14th fiscal year held on December 21, 2006.

Details

Items to be reported

1. Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Profit and Loss Statement, and the Consolidated Statement of Shareholders' Equity as well as the Balance Sheet, the Profit and Loss Statement and the Statement of Shareholders' Equity for the 14th fiscal year (from October 1, 2005 to September 30, 2006)
   In this item, the details of the above statements were reported.
2. Report on the results of the audits of consolidated financial statements by the accounting auditor and the Board of Auditors
   In this item, the details of the above results were reported.

Resolutions

No. 1 Approval of the proposed appropriation of earnings for the 14th fiscal year.
This item was approved as proposed, and the final dividend for the fiscal year under review was set at 1,500 yen per share. The annual dividend became 3,000 yen per share, including an interim dividend of 1,500 yen per share.

No. 2 Partial amendment to the Articles of Incorporation
This item was approved as proposed.

No. 3 Election and appointment of seven directors

This item was approved as proposed, and Takehito Hirano, Takahiro Ishikawa, Shiro Kaizuka, Yutaka Kubo, Yasushi Kamiguchi and Sumio Sano were reappointed directors and Hiroyuki Urushizaki was appointed director. They took up this position.

Sumio Sano is the outside director provided in Item 15 of Article 2 of the Corporation Law.

No. 4 Appointment of two auditors

This item was approved as proposed, and Koji Sasaki was reappointed auditor and Mitsuo Sakai was appointed auditor. They took up this position.

Koji Sasaki and Mitsuo Sakai are the outside auditors provided in Item 16 of Article 2 of the Corporation Law.

At a meeting of the Board of Directors held following this Ordinary General Meeting of Shareholders, Takehito Hirano and Hiroyuki Urushizaki were elected and appointed representative director and took up this position.

After this Ordinary General Meeting of Shareholders, Koji Sasaki was elected Standing Auditor from among the auditors and took up this position.